THE ALGER FUNDS
360 Park Avenue South
New York, New York  10010

January 25, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.

Washington, D.C.  20549

Re:                             The Alger Funds (File Nos.: 811-1355, 33-4959)

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds (the “Trust”), on December 22, 2016 we filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 93 (the “Amendment”) under the Securities Act to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment was filed to add Class T Shares to the series of the Trust noted in the chart below.

We request that this filing be treated as a “Template filing” for Rule 485(b) purposes, allowing us to:

(1) add the same Class T Shares to series of The Alger Funds II (File No. 811-1743) noted in the chart below, and

(2) add an Appendix regarding varying financial intermediary waivers and discounts to The Alger Funds II,

in a filing made under Rule 485(b)(1)(vii) under the Securities Act, including substantially identical disclosure (the “Replicate filing”). This will be more efficient for us, and for the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”).

Template Filing in The Alger Funds	Replicate Filing in The Alger Funds II
(File Nos. 811-1355; 33-4959)	(File Nos. 811-1743; 33-98102)
Alger Capital Appreciation Fund Class T	Alger Spectra Fund Class T
Alger International Growth Fund Class T	Alger Responsible Investing Fund Class T
Alger Mid Cap Growth Fund Class T	Alger Mid Cap Focus Fund Class T
Alger SMid Cap Growth Fund Class T	Alger Dynamic Opportunities Fund Class T
Alger Small Cap Growth Fund Class T	Alger Emerging Markets Fund Class T
Alger Small Cap Focus Fund Class T
Alger Health Sciences Fund Class T
Alger Growth & Income Fund Class T

We represent that:

•                  The disclosure changes in this Template filing are substantially identical to disclosure changes that will be made in the Replicate filing.

•                  The Replicate filing will incorporate changes made to the disclosure included in the Template filing to resolve any Staff comments thereon.

•                  The Replicate filing will not include any other changes that would otherwise render them ineligible for filing under Rule 485(b) under the Securities Act.

Should members of the Staff have any questions or comments regarding the Amendment, please contact me at 212.806.8833 or lmoss@alger.com

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc:  Hal Liebes, Esq.

Christopher E. Ullman, Esq.